              Supplement No. 4 to Prospectus dated January 4, 2002

                             [NCO GROUP, INC. LOGO]

                                  $125,000,000

                4.75% Convertible Subordinated Notes Due 2006 and
               Common Stock Issuable Upon Conversion of the Notes

      This is a fourth supplement to the Prospectus dated July 2, 2001 (the "Prospectus"), relating to $125,000,000 principal amount of our 4.75% Convertible Subordinated Notes due 2006 (the "Notes") and the shares of our common stock issuable upon conversion of the Notes.

      The table in the "Selling Holders" section on pages 19-20 of the Prospectus is hereby further supplemented by the addition of the following information regarding Selling Holders, which information includes amounts which are in addition to, and in some cases in substitution for, amounts listed for the same or other Selling Holders in the Prospectus dated July 2, 2001, and in prior Supplements:


                                              Principal Amount of Notes              Common Stock Issuable
                   Selling Holders          Beneficially Owned and Offered       upon Conversion of Notes (1)
                   ---------------          ------------------------------       ----------------------------
Deutsche Banc Alex Brown Inc.                            20,000,000                       607,534



Total                                                   $20,000,000                       607,534



-----------

(1) Based on an initial conversion rate of approximately 30.3767 shares of common stock per $1,000 principal amount of Notes and a cash payment in lieu of any fractional interest.



    All of the other portions of the Prospectus, as previously supplemented, remain unchanged.

             The date of this Supplement No. 4 is January 4, 2002.